June 16, 2010

Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

Re: Associated Banc-Corp
    Form 10-K for December 31, 2009
    File Number 1-31343

Dear Mr. Selner:

      We have completed our review of the above referenced filing and related materials and have no further comment.

      Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-4656.

            Sincerely,

            Michael Clampitt
            Senior Attorney